CUSIP No. 00817R03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)*

Under the Securities Exchange Act of 1934

AETRIUM INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00817R03
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870
(203) 542-7020

Frederic Dorwart
Frederic Dorwart, Lawyers
124 East Fourth Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		605,887
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
605,887
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		605,887
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
605,887
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		605,887
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
605,887
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

1	NAMES OF REPORTING PERSONS
LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [X]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		605,887
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
605,887
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,887
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.62%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

Item 1.                      Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 6 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on August 14, 2012 (the “Initial 13D”) by the Reporting Persons (defined below) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Aetrium Incorporated (the “Issuer” or the “Company”), and amended on August 30, 2012 (“Amendment No. 1”), September 20, 2012 (“Amendment No. 2”), October 2, 2012 (“Amendment No. 3”), October 9, 2012 (“Amendment No. 4”), January 31, 2013 (“Amendment No. 5”), and March 13, 2013 (“Amendment No. 6”), is hereby amended by this Amendment No. 7 to furnish additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.  The principal executive office address of the Issuer is 2350 Helen Street, North St. Paul, Minnesota 55109.

Item 2.  Identity and Background

Item 2 is hereby amended by deleting Item 2 of Amendment No. 6 in its entirety and replacing it with the following:

(a) This statement is filed by:

(i)           Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)           Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors;

(iii)           Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors; and

(iv)           Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “Lone Star Value.” Each of the Reporting Persons, or a predecessor in interest thereto, is party to that certain Joint Filing Agreement, as further described in Item 6 and filed as an exhibit to the Initial 13D filed by the Reporting Persons on August 14, 2012.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870.

(c) The principal business of Lone Star Value Investors is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of Lone Star Value Investors. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management.

(d) – (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Eberwein is a United States Citizen.  Each of Lone Star Value Investors and Lone Star Value GP are Delaware limited liability companies.  Lone Star Value Management is a Connecticut limited liability company.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 6 in its entirety and replacing it with the following:

The shares of Common Stock purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted below.  The aggregate purchase price of the 605,887 shares of Common Stock beneficially owned by Lone Star Value Investors is approximately $481,414.95, including commissions and fees.

Item 4.                      Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 6 in its entirety and replacing it with the following:

Lone Star Value purchased the shares of Common Stock based on its belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Stock at prices that would make the purchase or sale of Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Common Stock, selling some or all of the shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 6 in its entirety and replacing it with the following:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 10,781,451 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported outstanding as of August 2, 2013 in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 605,887 shares of Common Stock.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 605,887
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 605,887
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Lone Star Value Investors during the past 60 days are set forth below.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 605,887 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 605,887
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 605,887
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set below.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 605,887 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 605,887
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 605,887
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the shares of Common Stock during the past 60 days.  The transactions in the shares of Common Stock on behalf of Lone Star Value Investors during the past 60 days are set forth below.

D.	Mr. Eberwein

(a)
Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the 605,887 shares of Common Stock owned by Lone Star Value Investors.

Percentage: Approximately 5.62%

(b)	1. Sole power to vote or direct vote: 605,887
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 605,887
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Eberwein and on behalf of Lone Star Value Investors during the past 60 days are set forth below.

An aggregate of 605,887 shares of Common Stock of the Issuer (approximately 5.62%) are reported on this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

During the last 60 days, the Reporting Persons listed below have purchased (or sold) the following shares of Common Stock of the Issuer on the open market, unless otherwise noted:

Jeffrey E. Eberwein
Date of Transaction	Quantity		$ Amount	Price Per Share
9/30/2013	(605,887	) 1	-	-

Lone Star Value Investors, LP
Date of Transaction	Quantity		$ Amount	Price Per Share
9/30/2013	605,887	2	-	-

1 Shares were transferred to Lone Star Value Investors, LP, an affiliate of Mr. Eberwein, in an exempt transaction.
2 Shares were acquired from Mr. Eberwein, an affiliate of Lone Star Value Investors, LP, in an exempt transaction.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Item 6 is hereby amended by deleting Item 6 of Amendment No. 6 in its entirety and replacing it with the following:

    The Reporting Persons, or predecessors in interest thereto, previously entered into a Joint Filing Agreement on August 14, 2012, in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement was filed as an exhibit to the Schedule 13D and is incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits

Item 7 is hereby amended by deleting Item 7 of Amendment No. 6 in its entirety and replacing it with the following:

Exhibit 99.1	Joint Filing Agreement filed with the Initial 13D on August 14, 2012 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2013

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

By:	/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein, Individual